Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Advantage Replaces 290% of Annual Production in 2008 at a FD&A cost of
     $7.67 per Boe, Increases Reserves per Unit by 11% and Extends RLI to 15.2
     years

     (TSX: AVN.UN, NYSE: AAV)

     CALGARY, March 5 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") is pleased to announce the Fund's corporate year end reserves as of
December 31, 2008. Year end financial and operating information will be released on or about March 18, 2009.
     Overall, the Fund replaced 290% of annual production with the vast majority of reserve additions realized through our successful 2008 drilling program at Glacier, Alberta where the Fund commenced a significant development drilling program on our Montney natural gas resource play. Based on results to date, Advantage estimates that a total capital investment in excess of $2.5 billion will be required to fully develop our extensive Montney land holdings at Glacier.
     In 2008, all-in Finding, Development and Acquisition ("FD&A") costs were
$7.67 per proven plus probable boe before changes in future development capital ("FDC") and $16.70 per boe including changes in FDC.

     <<
     Highly Successful 2008 Drilling Program at Glacier & Key Properties leads to Efficient Reserve Additions

     -   Our 2008 drilling program resulted in the replacement of 285% of annual production at a Finding and Development ("F&D") cost of $7.61 per proven and probable boe before consideration of changes in FDC and $16.95 per boe including the change in FDC.

     -   At our Glacier Montney natural gas resource play the 2008 F&D cost was $3.48 per proven and probable boe before changes in FDC and
         $13.14 per boe including changes in FDC. Advantage invested $101 million at Glacier in 2008 and increased proven and probable reserves by 29 mmboe and confirmed horizontal well rates of 2.5 to 7.5 mmcfd
         (417 to 1,250 boe per day). Montney reserves are assigned to only 32 of our 88 sections. The reserve assignment is based on an average well density of 2.4 wells per section of land although we currently have regulatory approval to drill up to 8 wells per section consisting of 4 wells in the Upper and 4 wells in the Lower Montney zones. Adjacent operators are currently evaluating 16 wells per section which may lead to significant future reserve additions.
         Further delineation drilling is required to evaluate the undeveloped land potential in the remaining 56 sections. Our independent reserve evaluator, Sproule Associates Limited ("Sproule") included the following comment in their December 31, 2008 Glacier reserves report:

            "The Proved and Probable reserves assigned by Sproule to the
            Montney zone at Glacier, as of December 31, 2008 represent a significant increase in reserve assignment compared to the
            December 31, 2007 reserves assigned. However, the reserves assigned still represent a relatively small percentage of the total resource potential for the Upper and Lower Montney zone on the Glacier land holdings."

     -   The balance of our 2008 capital development program of $155 million was directed to key properties such as Nevis, Martin Creek, Willesden
         Green, Northville, Brazeau and Youngstown where better than expected results were obtained.

            -  At Nevis, continued light oil drilling in the Wabamun formation extended the field and resulted in numerous wells with initial production exceeding 200 boe per day. A 35 gross (27 net) well
               Horseshoe Canyon coal bed methane drilling program in 2008 also confirmed several more phases of future drilling. A total of 47 gross (38.8 net) wells were drilled at a 100% success rate for a total expenditure of $50 million and added 2,980 boe per day of initial production.

            -  At Martin Creek, approximately $17 million was invested in a successful 10 well gross (8 net) drilling program in early 2008 which added 1,490 boe per day of initial production.

            -  At Willesden Green, a new light oil pool was discovered with the drilling of 2 gross (2 net) wells with initial combined production of 800 boe per day. In addition, 3 gross (3 net)
               wells were successfully drilled for liquids rich natural gas production from the Rock Creek formation.

            -  At Northville, Brazeau and Youngstown, 6 gross (4.3 net) wells were successfully drilled adding additional reserves and
               defined additional drilling locations.

     -   The 2008 capital program totaled $263.5 million of which $255.9 million was invested in development activities and $7.6 million was expended on a complimentary acquisition at our Nevis property. The
         Nevis acquisition resulted in increasing our working interest in 9 gross sections of land and provided future drilling locations on an additional 4 gross sections for Horseshoe Canyon coal bed methane.
         Included in our 2008 capital expenditures were $20 million of strategic undeveloped land acquisitions, the majority of which was located at Glacier. A total of 124 gross (86.8 net) wells were drilled in 2008 at a 99% success rate.

     -   Advantage's total drilling inventory has grown to over 1,000 drilling locations of which 560 is in our conventional assets and over 440 has been confirmed in our Glacier Montney natural gas resource play. The drilling inventory at Glacier could exceed 800 locations depending on the density of horizontal wells that will ultimately be drilled per section of land.

     Company Interest Reserves increase 15% (11% on a per Unit basis)
     primarily from Organic Drilling Results

     -   Proven and probable reserves increased 15% to 174.8 mmboe from 152.2 mmboe at year end 2007. Proven reserves increased 7% to 102.3 mmboe from 95.6 mmboe at year end 2007. The Fund's proven plus probable reserve life index increased 26% to 15.2 years compared to 12.1 years at the end of 2007. Natural gas reserves calculate to a reserve life index of 15.9 years, and crude oil and natural gas liquids calculate to a reserve life index of 13.9 years indicative of a very stable producing platform with significant upside potential.

     -   Ninety eight percent (33.8 mmboe) of total P+P reserve additions
         (34.4 mmboe) were a result of the Fund's successful drilling program.

     -   Proven and probable reserves per trust unit increased 11% and proven reserves increased 4% per trust unit compared to year end 2007.

     -   Advantage's total proven and probable reserves consist of 67% natural gas and 33% crude oil and natural gas liquids.

     Net Asset Value & Recycle Ratio

     -   The net asset value ("NAV") calculated using Sproule's December 31,
         2008 reserves report and price forecasts results in a before tax value of $14.03 per trust unit at a 10% discount rate.

     -   Based on a 2008 operating netback of $36.54 per boe, the one year recycle ratio is 4.8 times using the FD&A cost of $7.67 per boe before changes to FDC and 2.2 times using the FD&A cost of $16.70 per boe including the changes to FDC.

     Well Positioned for Future Organic Growth

     -   Advantage is well positioned to grow by developing our significant natural gas resource at Glacier and continued exploitation and optimization of our long life conventional assets.

     -   The reserve potential at Glacier which is measured in "TCF's" of natural gas is economic at less than $5 Cdn per mcf. Advantage will utilize a disciplined financial approach to development in order to yield significant long term value growth for Unitholders. As at
         December 31, 2008 Sproule has assigned 223 BCF (0.223 TCF) of proven and probable natural gas reserves to Glacier which will require future development capital of approximately $0.4 million. Advantage estimates that fully developing the Montney resource potential at
         Glacier will require additional capital expenditures in excess of
         $2.5 billion over the life of the project which, if properly deployed, could result in significant reserve and production growth.

                                    RESERVES

     Advantage engaged our independent qualified reserves evaluator Sproule
     Associates Ltd. ("Sproule") to update the reserves analysis for the Fund in accordance with National Instrument 51-101 and the COGE Handbook.

     Highlights - Company Interest Reserves (Working Interests plus Royalty
     Interests Receivable)

                                                    December 31,  December 31,
                                                           2008          2007
     -------------------------------------------------------------------------

     Proved plus probable reserves (mboe)               174,767       152,203
     Present Value of reserves discounted at 10%,
      before tax P+P ($000)                         $ 2,663,437   $ 2,462,610
     Net Asset Value per Unit discounted at 10%,
      before tax                                    $     14.03   $     12.96
     Reserve Life Index
      (proved plus probable - years)(1)                    15.2          12.1
     Reserves per Unit (proved plus probable)(2)           1.22          1.10
     Bank debt per boe of reserves(3)               $      3.36   $      3.60
     Convertible debentures per boe of reserves(3)  $      1.25   $      1.48

     (1) Based on Q4 average production and company interest reserves.
     (2) Based on 142.8 million Units outstanding at December 31, 2008, and
         138.3 million Units outstanding as December 31, 2007.
     (3) BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of
         6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     Company Interest Reserves (Working Interests plus Royalty Interests
     Receivable)

     Summary as at December 31, 2008

                                            Natural
                      Light &                 Gas                     Oil
                     Medium Oil  Heavy Oil  Liquids   Natural Gas  Equivalent
                        (mbbl)    (mbbl)    (mbbl)      (mmcf)      (mboe)
     -------------------------------------------------------------------------

     Proved
     Developed
      Producing        19,853     2,359      5,469     266,762      72,141
     Developed
      Non-producing       279       208        248      28,904       5,553
     Undeveloped        3,744       312      1,147     116,574      24,631
     Total Proved      23,876     2,879      6,864     412,240     102,325
     -------------------------------------------------------------------------
     Probable          16,064     3,712      3,991     292,046      72,442
     Total Proved
      + Probable       39,940     6,591     10,855     704,286     174,767
     -------------------------------------------------------------------------

     Gross Working Interest Reserves (Working Interest only)

     Summary as at December 31, 2008

                                            Natural
                      Light &                 Gas                     Oil
                     Medium Oil  Heavy Oil  Liquids   Natural Gas  Equivalent
                        (mbbl)    (mbbl)    (mbbl)      (mmcf)      (mboe)
     -------------------------------------------------------------------------

     Proved
     Developed
      Producing        19,560     2,329      5,407     264,099      71,313
     Developed
      Non-producing       254       204        245      28,484       5,451
     Undeveloped        3,730       312      1,143     116,503      24,602
     Total Proved      23,544     2,845      6,795     409,086     101,366
     -------------------------------------------------------------------------
     Probable          15,928     3,697      3,970     290,738      72,052
     Total Proved
      + Probable       39,473     6,542     10,765     699,824     173,418
     -------------------------------------------------------------------------

     Present Value of Future Net Revenue using Sproule price and cost forecasts(1)
     ($000)

                                                       Before
                                                    Income Taxes
                                                    Discounted at
                                            0%           5%             10%
     -------------------------------------------------------------------------
     Proved
     Developed Producing              $ 2,586,932   $ 1,781,161   $ 1,394,029
     Developed Non-producing              164,372       122,933        97,495
     Undeveloped                          627,257       361,683       223,136
     Total Proved                       3,378,561     2,265,777     1,714,660
     -------------------------------------------------------------------------
     Probable                           3,026,305     1,534,620       948,777
     Total Proved + Probable          $ 6,404,866   $ 3,800,397   $ 2,663,437
     -------------------------------------------------------------------------

     (1) Advantage's crude oil, natural gas and natural gas liquid reserves were evaluated using Sproule's product price forecast effective
         December 31, 2008 prior to the provision for income taxes, interests, debt services charges and general and administrative expenses. It should not be assumed that the discounted future revenue estimated by
         Sproule represents the fair market value of the reserves.

     Sproule Price Forecasts

     The present value of future net revenue at December 31, 2008 was based upon crude oil and natural gas pricing assumptions prepared by Sproule effective December 31, 2008. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts.
The price assumptions used over the next seven years are summarized in the table below:

                              Edmonton       Alberta
                       WTI       Light        AECO-C     Henry Hub   Exchange
                 Crude Oil   Crude Oil   Natural Gas   Natural Gas       Rate
     Year         ($US/bbl)  ($Cdn/bbl)  ($Cdn/mmbtu)  ($US/mmbtu)  ($US/$Cdn)
     -------------------------------------------------------------------------
     2009             53.73     65.35          6.82          6.30        0.80
     2010             63.41     72.78          7.56          7.32        0.85
     2011             69.53     79.95          7.84          7.56        0.85
     2012             79.59     86.57          8.38          8.49        0.90
     2013             92.01     94.97          9.20          9.74        0.95
     2014             93.85     96.89          9.41          9.94        0.95
     2015             95.72     98.85          9.62         10.14        0.95

     The Sproule price forecast does not include the impact of Advantage's commodity price hedging program. We currently have 56% of our net natural gas production hedged at an average price of $8.09 Cdn/mmbtu for 2009 and 48%
hedged for 2010 at an average price of $7.46 Cdn/mmbtu. Crude oil hedges include 46% of our net crude oil production hedged at an average floor price of $69.38 Cdn/bbl for 2009 and 26 % hedged for 2010 at an average price of
$67.83 Cdn/bbl.

     Net Asset Value using Sproule price and cost forecasts
     (Before Income Taxes)

     The following net asset value ("NAV") table shows what is normally referred to as a "produce-out" NAV calculation under which the current value of the Fund's reserves would be produced at forecast future prices and costs.
The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time.

     ($000, except per
      Unit amounts)                         0%           5%             10%
     -------------------------------------------------------------------------
     Net asset value per Unit(1)
      - December 31, 2007             $     32.05   $     18.95   $     12.96
     -------------------------------------------------------------------------

     Present value proved and
      probable reserves               $ 6,404,866   $ 3,800,397   $ 2,663,437
     Undeveloped acreage
      and seismic(2)                      159,412       159,412       159,412
     Working capital (deficit)
      and other                           (12,257)      (12,257)      (12,257)
     Convertible debentures              (219,195)     (219,195)     (219,195)
     Bank debt                           (587,404)     (587,404)     (587,404)

     Net asset value
      - December 31, 2008             $ 5,745,422   $ 3,140,953   $ 2,003,993
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net asset value per Unit(1)
      - December 31, 2008             $     40.23   $     21.99   $     14.03
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Based on 142.8 million Units outstanding at December 31, 2008, and
         138.3 million Units outstanding at December 31, 2007.
     (2) Internal estimate

     Gross Working Interest Reserves Reconciliation

                                            Natural
                      Light &                 Gas                     Oil
                     Medium Oil  Heavy Oil  Liquids   Natural Gas  Equivalent
     Proved              (mbbl)    (mbbl)    (mbbl)      (mmcf)      (mboe)
     -------------------------------------------------------------------------
     Opening balance
      Dec. 31, 2007    26,154     2,237      7,840     350,933      94,720
     Extensions           496         0        254      19,565       4,011
     Improved
      recovery            318         0        324      41,909       7,627
     Discoveries          240         0         56       1,120         483
     Economic factors     (49)      446        314      14,250       3,086
     Technical
      revisions          (492)      532     (1,170)     23,761       2,831
     Acquisitions           0         0          1       2,522         420
     Dispositions           0         0          0           0           0
     Production        (3,123)     (370)      (824)    (44,973)    (11,812)
     -------------------------------------------------------------------------
     Closing
      balance at
      Dec. 31, 2008    23,544     2,845      6,795     409,087     101,366
     -------------------------------------------------------------------------

                                            Natural
                      Light &                 Gas                     Oil
     Proved +        Medium Oil  Heavy Oil  Liquids   Natural Gas  Equivalent
      Probable          (mbbl)    (mbbl)    (mbbl)      (mmcf)      (mboe)
     -------------------------------------------------------------------------
     Opening balance
      Dec. 31, 2007    43,630     5,508     11,613     541,546     151,009
     Extensions           741         0        442      40,241       7,890
     Improved recovery    567         0        835     120,454      21,478
     Discoveries          336         0         67       1,423         641
     Economic factors    (138)    1,098        418      21,044       4,885
     Technical
      revisions        (2,540)      306     (1,788)     16,677      (1,243)
     Acquisitions           0         0          2       3,412         570
     Dispositions           0         0          0           0           0
     Production        (3,123)     (370)      (824)    (44,973)    (11,812)
     -------------------------------------------------------------------------
     Closing
      balance at
      Dec. 31, 2008    39,473     6,542     10,765     699,824     173,418
     -------------------------------------------------------------------------

     Finding, Development & Acquisitions Costs ("FD&A")(1)

     FD&A Costs - Gross Working Interest Reserves excluding
     Future Development Capital

                                                                     Proved +
                                                         Proved      Probable
     -------------------------------------------------------------------------
     Capital expenditures ($000)                    $   255,937   $   255,937
     Acquisitions net of dispositions ($000)              6,680         6,680
     -------------------------------------------------------------------------
     Total capital ($000)                           $   262,617   $   262,617
     -------------------------------------------------------------------------

     Total mboe, end of period                          101,366       173,418
     Total mboe, beginning of period                     94,720       151,009
     Production, mboe                                    11,812        11,812
     -------------------------------------------------------------------------
     Reserve additions, mboe                             18,458        34,221
     -------------------------------------------------------------------------

     FD&A costs ($/boe)                             $     14.23   $      7.67

     Three year average FD&A Costs ($/boe)          $     25.09   $     16.35

     F&D costs ($/boe)                              $     14.56   $      7.61

     Three year average F&D costs ($/boe)           $     20.82   $     12.10

     NI 51-101

     FD&A Costs - Gross Working Interest Reserves including
     Future Development Capital

                                                                     Proved +
                                                         Proved      Probable
     -------------------------------------------------------------------------
     Capital expenditures ($000)                    $   255,937   $   255,937
     Acquisitions net of dispositions ($000)              6,680         6,680
     Net change in Future Development
      Capital ($000)                                    188,096       308,734
     -------------------------------------------------------------------------
     Total capital ($000)                           $   450,713   $   571,351
     -------------------------------------------------------------------------
     Reserve additions, mboe                             18,458        34,221
     -------------------------------------------------------------------------

     FD&A costs ($/boe)                             $     24.42   $     16.70

     Three year average FD&A Costs ($/boe)          $     27.55   $     19.42

     F&D costs ($/boe)                              $     31.62   $     16.95

     Three year average F&D costs ($/boe)           $     27.34   $     19.34

     (1) Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital ("FDC")
         required to bring the proved undeveloped and probable reserves to production. For continuity, Advantage has presented herein FD&A costs calculated both excluding and including FDC.
         The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year. Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect Sproule's best estimate of what it will cost to bring the proved undeveloped and probable reserves on production.
         In all cases, the FD&A number is calculated by dividing the identified capital expenditures by the applicable reserve additions.
         Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 MCF:1 BBL is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
     >>

     Advisory

     The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of Advantage and its business, please refer to it Annual
Information Form dated March 28, 2008 which is available on SEDAR at
www.sedar.com.
     References in this press release to initial test production rates, initial "flow" rates and "flush" production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter.
While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Fund.
     Barrels of oil equivalent (boe) or billion of cubic feet of gas equivalent (BcfGE) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and a BcfGE conversion ratio has been calculated using a conversion rate of 1 million barrels of oil to six billion cubic feet of gas. Such conversion rates are based on an energy equivalency conversion method application at the burner tip and do not represent an economic value equivalency at the wellhead.

     %CIK: 0001259995

     /For further information: Investor Relations, Toll free: 1-866-393-0393;
Advantage Energy Income Fund, 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P
4H2, Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
     (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 00:42e 06-MAR-09